Exhibit 99.5
SFL - Ship Finance International Limited Announces Offering of Convertible Senior Notes
Press release from Ship Finance International Limited - 29.09.2016
Ship Finance International Limited ("Ship Finance" or the "Company") (NYSE: SFL) today announced that it, subject to market and other conditions, intends to offer $200 million aggregate principal amount of Convertible Senior Notes due 2021 (the "Notes"). The Notes will pay interest quarterly in arrears, have a term of five years, and will be convertible into the Company's common shares. Upon conversion, Ship Finance will pay or deliver, as the case may be, cash, our common shares, or a combination of cash and our common shares, at the Company's election, as further described in the offering prospectus.
The Company intends to use the net proceeds received from the offering of the Notes for general corporate purposes, including working capital and the repurchase of all or a portion of its existing 3.25% convertible notes.
In connection with the Company's offering of the Notes, a subsidiary of the Company will enter into a share lending agreement with affiliates of Jefferies LLC, one of the underwriters of the Notes offering, (the "Share Borrower"), under which it will lend to the Share Borrower up to 8 million of the Company's common shares. None of the borrowed shares are newly-issued common shares. Instead, the shares are provided by way of a loan from one of Ship Finance's largest shareholders, which is an affiliate of the Company.
Purchasers of the Notes may separately sell up to 8 million of the Company's common shares that they may borrow through the Share Borrower. The Company expects that the selling shareholders will use the short position created by such sale to hedge their respective investments in the Notes. Neither the Company, nor its subsidiaries, nor its shareholders will receive any proceeds from the sale of the borrowed shares.
Jefferies LLC, ABG Sundal Collier, Inc. and Morgan Stanley & Co. LLC will act as underwriters, Seaport Global Securities LLC and Clarksons Platou Securities, Inc. will act as co-managers, for the offering of the Notes.
The offering of the Notes and the offering of the Common Shares will be made under separate prospectus supplements under the Company's existing shelf registration statement filed with the Securities and Exchange Commission on September 26, 2016.
The offering of the Notes and the offering of the Common Shares will be made by means of separate prospectus supplements to the prospectus forming a part of the Company's shelf registration statement and other related documents. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by email at Prospectus_Department@Jefferies.com or by phone at +1 877-821-7388, ABG Sundal Collier Inc., Douglas Miller, 850 Third Avenue, Suite 9-C, New York, New York 10022, douglas.miller@abgsc.com, +1 212-605-3827, or Morgan Stanley & Co. LLC, 180 Varick Street, 2ndFloor, New York, New York 10014, Attention: Prospectus Department. Before you invest, you should read the prospectus supplements and accompanying base prospectus along with other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and these offerings.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, the Notes, common shares or any other securities, nor will there be any sale of convertible notes, common shares or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

 September 29, 2016
The Board of Directors
Ship Finance International Limited
 Hamilton, Bermuda
Investor and Analyst Contact:
Harald Gurvin, Chief Financial Officer: +47 23114009
André Reppen, Senior Vice President: +47 23114055
Media Contact:
Ole B. Hjertaker, Chief Executive Officer: +47 23114011
About Ship Finance
Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.
Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.